Mail Stop 3561

October 5, 2007

Mr. Marc V. Byron
Chairman and Chief Executive Officer
Polaris Acquisition Corp.
2200 Fletcher Avenue, 4th Floor
Fort Lee, New Jersey 07024

      Re: **Polaris Acquisition Corp.**
                    Registration Statement on Form S-1
                    Filed August 29, 2007
                    File No. 333-145759

Dear Mr. Byron:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Prior to the effectiveness of this registration statement, the staff requests that we be provided with a copy of the letter or a call from the NASD/FINRA that the NASD/FINRA has finished its review and has no additional concerns regarding the underwriting arrangements in this offering.

2.   Prior to effectiveness of this registration statement, please have an AMEX representative call the staff to confirm that your securities have been approved for listing.

3.   As you are a blank check company with minimal assets and no income from continuing operations, please advise us how you will comply with initial American Stock Exchange listing standards, including the requirements concerning income and shareholder equity.

4.   We note the disclosure on page 64 concerning factors considered in determining the terms of the securities. Please also describe the factors you considered in seeking proceeds of approximately $139.5 million. For example, explain if that was the amount that you determined was sufficient to complete an acquisition of the size you will pursue. State, if true, that the amount you are seeking was chosen because it was determined to be the maximum amount the company and the underwriters believed could be successfully received given market conditions, the company's industry and management, and other factors.

5.   We note the disclosure throughout your registration statement that you would be required to convert to cash up to approximately 29.99% of the common stock sold in this offering. Please confirm, if true, that it is the company's understanding and intention in every case to structure and consummate a business combination in which 29.99% of the IPO shareholders will be able to convert and the business combination still go forward. Your disclosure appears to leave open the possibility that you may structure a transaction in which less than 29.99% would be able to convert. Please revise your registration statement as appropriate.

6.   We note that Messrs. Byron and Kraff have agreed to indemnify the trust against claims of various vendors. State whether any potential claims would not be covered by the indemnification. Clarify whether the officers and directors of Polaris would be obligated to bring a claim against the Messrs. Byron and Kraff to enforce such indemnification. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

7.   We note the disclosure on the cover page that, "Our efforts to identify a target business will not be limited to a particular industry." In light of the fact that you will not be limited to a particular industry, please revise your Item 101 of Regulation S-K disclosure to discuss your intended search process in more detail since you are able to acquire companies outside of management's expertise along with relevant risk factors. Revise to clarify if there is a time frame or monetary amount used that will trigger your search of companies not in the initial industry focus. Disclose in detail the factors the company would use to decide to invest in a business that is outside of its business services expertise. Explain how this criterion differs from those used to evaluate business service entities.

In addition, we note your disclosure in the summary and on page 35, and similar disclosure elsewhere, regarding your belief that companies involved in the business services industries may be attractive targets. Because you are not limited to a particular industry, please revise to clarify how the noted disclosure and similar disclosure elsewhere is relevant if you can acquire a company in any industry. Should you also include disclosure regarding opportunities in every other industry in which the company may determine to invest? Such beneficial disclosure appears moot if you elect to acquire a company outside of the initial industry focus. Please revise to balance your disclosure.

8.   We note your reference to the registration of the resale of the insider warrants pursuant to this registration statement. However, we also note that such warrants are to be sold simultaneously with this offer. Please discuss the application of the provisions of the 1933 Act to this transaction. In addition, we note that the warrants may be exercised on a cashless basis so long as they are held by the purchaser or an affiliate thereof, and we further note that the underwriter has been given the right to waive non-transfer restrictions with respect to the insider warrant. Please discuss the transferability of the insider warrants in connection with the exemption relied upon under the 1933 Act for their initial issuance to the insiders.

9.   If you add or delete material information from the registration statement in any subsequent amendment that is not in response to a staff comment, please identify those changes and their purpose in your response letter.

10.   In addition to identifying the section of the amended registration statement where changes appear, please also include the page number(s) of the amended registration statement where the changes appear.

11.   Please provide the full names, including middle initials, of all officers and directors.

Prospectus Summary, page 1

12.   On page 2 please include the statement from page 39 that "[i]f our board is not able to independently determine that the target business has a sufficient fair market value, we will obtain an opinion from an unaffiliated, independent investment banking firm with respect to the satisfaction of such criteria."

The Offering, page 3

Securities Being Purchased By Insiders, page 3

13.   Please tell us how you plan to value and account for the insider warrants. We
note that a portion of the warrants will be sold to officers and directors.

14.   We note the reference on page four to the ability of the underwriter to waive
restrictions on the transferability of the initial shares. Please include additional
disclosure to address this waiver right and the extent to which transfer restrictions
may be waived. We may have further comment.

Limited Payment to Insiders, page 6

15.   In listing the limited payments to insiders on page six, revise to include all other
benefits accruing to the insiders in the offering, including but not limited to any
and all in-direct or non-monetary benefits, such as the right of the insiders to
exercise their warrants in the event of a redemption call on a cashless basis.

Liquidation if No Business Combination, page 10

16.   On page 12 identify the "certain…stockholders" who have agreed to advance
funds to the Company to complete a liquidation and provide a detailed discussion
of the material terms and such obligation.

Redemption, page 4

17.   Please disclose here, and elsewhere as appropriate, whether the redemption of the
warrants by the company would include the warrants held by the underwriters as a
result of the exercise of the underwriter's option. Alternatively, if such warrants
are not included, discuss the reasons why such warrants are not included.

Limited Payment to Insiders, page 6

18.   Please revise to clarify whether there is any limit on the amount of expenses
incident to the offering and identifying, investigating and consummating the
business combination that may be reimbursed.

19.   You disclose that you will not pay any fee or other cash payment to your insiders.
Please revise to clarify whether this statement is designed to encompass all forms
of compensation – such as stock, options, etc.

Certificate of Incorporation, page 7

20.   Please clarify whether the Registrant has obtained an opinion of counsel as to the statement that the provision in the registrant's certificate of incorporation providing for immediate winding up and dissolution has the same effect as if the Registrant's board and shareholders had formally voted to wind up and dissolve operations. If not, discuss the steps taken and analysis obtained to support such statement.

Stockholders Must Approve Business Combination, page 8

21.   We note that up to 30% of shareholders may elect to exercise their conversion rights before any proposed transaction would not be allowed to go forward. This provision is inconsistent with prior similarly structured transactions and the understanding of the staff that such threshold for conversion rights would be established at 20%. Please discuss the reasons for the decision to revise the standard structure, the benefits and detriments of such revision to the Registrant and the public shareholders, and the bases for such a structural change.

Liquidation if No Business Combination, page 10

22.   Please discuss here and elsewhere as appropriate (i) whether the company has any waiver agreements agreed to at this time and if so, from whom they have been obtained; and (ii) what debts, costs and expenses that will not be covered by the indemnity to be provided by the management stockholders.

Risk Factors, page 14

23.   We note that the last risk factor on page 22 indicates that your existing stockholders control a substantial interest in the company and may influence certain actions requiring a stockholder vote. Please disclose whether the existing stockholders, including officers and directors, intend to purchase additional units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If so, discuss how these purchases may impact their ability to influence the outcome of matters requiring stockholder approval, such as a business combination. Also clearly disclose whether purchases could be made to influence the vote for an approval of a business combination.

Use of Proceeds, page 27

24. In the table we note that $520,000 or 27.4% of such funds not in trust and interest earned on the trust account is reserved for "Working capital." Please describe in more detail the use of these funds.

25. Regarding the monthly fee of $7,500 discussed on page28, please clarify the factors considered—and individuals involved—in determining that $7,500 is the appropriate amount for the services received. Address the extent to which the administrative services, office space, other services and their costs will be shared with other companies.

Dilution, page30

26. We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Proposed Business, page 35

Effecting a Business Combination, page 36

Sources of Target Businesses, page 37

27. We note that you will not pay any of your existing officers, directors, stockholders, or affiliates any finder's fee or other compensation for services in connection with the business combination. Please disclose if these persons could receive such compensation from the target company and whether payment of finder's fee or consulting fee to these persons will be a criterion in the selection process of an acquisition candidate. In addition, please describe any policy prohibiting your management's pursuit of such fees or reimbursements from the acquisition target company. If you do not have such a policy, please explicitly state so and consider including an appropriate risk factor.

Fair Market Value of Target Business, page 38

28. It may be helpful to include a risk factor that the company will not be required to obtain an opinion from an unaffiliated, independent investment banking firm as to the fair market value of the target business if the board independently determines that the target business meets the 80% requirement.

29.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire. Please include any related risk factors in regards to any limitation that shareholders would not be able to rely on such fairness opinion.

Opportunity for Stockholder Approval of Business Combination, page 40

30.   On page 40, you state "[i]n connection with the vote required for any business combination, all of our existing stockholders…have agreed to vote their respective initial shares in accordance with the majority of the shares of common stock voted by the public stockholders." Please expand upon this statement. Explain whether it means the existing stockholders will vote their shares in the same proportion as the vote by the public stockholders; or that the existing shareholders will vote the entirety of their shares either for or against a business combination, as determined by the totality of the public shareholder vote; or whether it means something else.

Conversion Rights, page 40

31.   Please revise the statement on page 41 that requiring physical or electronic tendering of shares "would not result in any increased cost to stockholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when it would otherwise not be required.

32.   Also, please revise page 41 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

33.   Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

34.   Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

Management, page 49

Conflicts of Interest, page 53

35.   We note the disclosure on page 53 that:

>   In the course of their other business activities, our officers and
>   directors may become aware of investment and business
>   opportunities which may be appropriate for presentation to our
>   company as well as the other entities which they are affiliated. Our
>   management may have conflicts of interest in determining to which
>   entity a particular business opportunity should be presented.

Please name the other entities that officers and directors are affiliated that may
result in conflicts of interest in determining which entity should be presented with
a particular business opportunity. Also indicate for each such entity the priority
and preference such entity has relative to the company with respect to the
performance of obligations and the presentation of business opportunities. Please
revise, as applicable, the business experience of each officer and director under
the "Management" section to include other entities which they are affiliated.

36.   We note the statement on page 54 that, "We currently do not anticipate entering
into a business combination with an entity affiliated with any of our existing
stockholders." Please revise to disclose whether this statement includes those
entities affiliated with officers and directors.

Description of Securities, page 59

Warrants, page 58

37.   On page 61 you advise investors to "review a copy of the warrant agreement,
which has been filed as an exhibit to the registration statement … for a complete
description of the terms and conditions applicable to the warrants." As the
exhibits are not provided to the shareholders, please revise to the extent necessary
to summarize all of the material provisions of the warrants as well as your units
and common stock, and revise the statement above to clarify that all such material
provisions are described without incorporating by reference or referring to the
underlying documents.

Underwriting, page 63

Pricing of Securities, page 63

38.   In discussing the pricing of the securities, supplementally provide an analysis of the economics behind the transaction and the impact of such economic considerations and factors on the determination as to pricing the securities. For example, describe the considerations in the economic model used to structure the transaction factor into the determinations to establish the price of the units at $10.00, the exercise price of the warrants at $7.50, and the relevant timing determinations with respect to separate trading of the common stock and the warrants, the exercisability of the warrants, etc. In addition, address the pricing of the units relative to the pricing of the private placements of the common stock and the warrants.

Commissions and Discounts, page 64

39.   Please disclose the dollar value associated with the underwriters' purchase option. In addition, please advise us why this has been excluded from your tabular presentation on page 64. See Item 508(e) of Regulation S-K.

Signatures

40.   Please insure that the registration statement is signed by the company's principal financial officer and principal accounting officer.

Exhibits

41.   Note that the staff will require sufficient time to review the exhibits to be filed by amendment. Please provide copies of executed documents as appropriate.

* * * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

· should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact David Walz at (202) 551-3358 or Tia Jenkins at (202) 551-3871 if you have questions regarding the financial statements and related matters. Please contact Ronald E. Alper at (202) 551-3329 or Michael Karney**,** who supervised the review of your filing, at (202) 551-3847 with any other questions.

Sincerely,

John Reynolds
Assistant Director

cc: David Alan Miller, Esq.
        Jeffrey M. Gallant, Esq.
        Fax (212) 818-8881